Exhibit 99.1

PRESS RELEASE

ADHEREX REPORTS SECOND QUARTER 2005 FINANCIAL RESULTS

Research Triangle Park, NC, August 10, 2005 — Adherex Technologies Inc. (AMEX:ADH, TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the second quarter ended June 30, 2005.

Financial Update

As the majority of the Company’s operations are now denominated in United States (“U.S.”) dollars, effective January 1, 2005, Adherex changed its functional and reporting currency to the U.S. dollar. Unless otherwise indicated, the amounts included in this press release are in U.S. dollars.

Net loss for the quarter ended June 30, 2005 was $4.6 million or $0.13 per share, up $1.9 million from the same period last year. This increase mainly relates to our expanding drug development program, including the ongoing ADH-1 (Exherin™) Phase Ib/II trial in Europe as well as the second quarter commencement of our Phase Ib/II trial in the United States and our Phase II trial in Canada. These R&D increases offset a decrease of $0.6 million for G&A as compared to the prior year.

The net loss for the six-month period ended June 30, 2005 was $7.7 million, or $0.21 loss per share, compared to a net loss of $5.1 million, or $0.16 loss per share, for the six-month period ended June 30, 2004. Operating expenses totaled $8.4 million, an increase of 48% over the same period last year. These operating expenses primarily reflect increased research and development expenditures related to the expanding drug development program, including the commencement of our ADH-1 Phase Ib/II trial in Europe, our Phase Ib/II trial in the U.S. and Phase II trial in Canada. These operating expense increases for R&D offset the $0.9 decrease in G&A as compared to the prior year.

Cash, cash equivalents and short-term investments totaled $12.6 million as of June 30, 2005, compared to $17.5 million as of December 31, 2004, with a corresponding decrease in working capital of $6.0 million. The decreased cash balance reflects spending during the six month period to fund operations. Subsequent to the quarter end, the Company received approximately $8.5 million in gross proceeds from a private placement.

Corporate Update

“In the past four months, we have achieved some of the most significant events in Adherex’s history, events that I believe can transform the Company,” said William P. Peters, MD, PhD, Adherex Chairman and CEO. “We announced a two-product licensing agreement with GlaxoSmithKline (GSK), such that we now have two ‘blockbuster’ drug candidates with potential development and sales milestones of up to approximately $220 million plus up to double digit sales royalties. We have completed an $8.5 million private placement, including a $3 million investment by GSK, providing us with additional resources to reach the next set of development milestones. We have improved our capital structure by implementing a reverse stock split. We have presented promising data from our Phase I trial of ADH-1 and maintained the momentum generated in the development of this drug with the initiation of a Phase II and two Phase Ib/II trials. In my opinion, Adherex is in its strongest position to date, and it is the job of management to leverage these transforming events to the benefit of the Company and our shareholders.”

During and subsequent to the quarter ended June 30, 2005, Adherex:

•	Completed a license and development agreement with GlaxoSmithKline (NYSE: GSK) for the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1. Adherex could receive development and sales milestone payments of up to approximately $220 million in aggregate, plus up to double-digit royalties, depending upon if and when the options are exercised.

•	Completed a private placement for gross proceeds of $8.5 million in connection with the GSK license agreement under which GSK invested $3 million as a part of the financing.

•	Implemented a 1-for-5 reverse stock split of its outstanding common shares, stock options and warrants outstanding at the effective date. The Company had previously indicated that it would undertake a reverse stock split when conditions were appropriate to enhance the marketability of the Company’s common shares.

•	Initiated two additional sites in its Phase II trial of ADH-1: Princess Margaret Hospital in Toronto, Ontario, Canada and Jewish General Hospital in Montreal, Quebec, Canada. The study, which was launched in May 2005 at the Ottawa Regional Cancer Centre, is designed to evaluate the anti-tumor activity and tolerability of repeated doses of ADH-1 in patients whose tumors express the molecular target N-cadherin.

•	Presented Phase I data at the American Society of Clinical Oncology annual meeting on 68 treatment cycles in 46 patients indicating that ADH-1 has been well tolerated over a 20-fold dose range and has shown evidence of anti-tumor activity in certain patients with advanced chemotherapy resistant cancer; one of these patients achieving a rapid and durable partial response, defined as a reduction of at least 50% in tumor size.

Conference Call

Adherex will host a conference call at 10:00 a.m. ET on Thursday, August 11, 2005 to review the financial results for the six-month period ended June 30, 2005. This call will be webcast live via the Internet at www.adherex.com. The event will also be archived and available for telephone replay through August 16, 2005 and webcast replay through August 11, 2006.

Live Participant Dial In (Toll Free, Canadian and US callers): 800-795-1259

Live Participant Dial In (International): 785-832-2422

Conference Passcode: 7682304

Replay Number (Toll Free): 800-839-7076

Replay Number (International): 420-220-6063

Replay Passcode: 7682304

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

	June 30, 2005	December 31, 2004
	(unaudited)
Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	$12,628	$17,473
Other current and long-term assets	773	1,101
Acquired intellectual property rights	19,055	20,415

Total assets	$32,456	$38,989

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$2,700	$1,779
Other current and long-term liabilities	104	140
Future income taxes	6,965	7,463
Total shareholders’ equity	22,687	29,607

Total liabilities and shareholders’ equity	$32,456	$38,989

	Six Months Ended June 30,
	2005	2004
	(unaudited)	(unaudited)
Condensed Consolidated Statements of Operations:
Operating expenses:
Research and development	$5,378	$2,016
General and administration	1,618	2,465
Amortization of acquired intellectual property rights	1,361	1,166

Loss from operations	(8,357)	(5,647)

Net interest income	118	149
Recovery of future income taxes	498	426

Net loss	$(7,741)	$(5,072)

Net loss per share of common stock, basic and diluted	$(0.21)	$(0.16)

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the milestone payments and royalties that may become payable to the Company under the agreement with GSK as well as the development plans of the Company and the expected timing and results of such development. We can provide no assurance that such payments will be made or the development will proceed as currently anticipated or that the expected timing or results of such development will be realized. We are subject to various risks, including those inherent in the biopharmaceutical industry, the early stage of our product candidates, the uncertainties of drug development, clinical trials and regulatory review, our reliance on collaborative partners, our need for additional capital to fund our operations, and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com